

November 10, 2021

Robert J. Laikin
Chief Executive Officer
Novus Capital Corporation II
8556 Oakmont Lane
Indianapolis, IN 46260

> **Re: Novus Capital Corporation II**
> **Registration Statement on Form S-4**
> **Filed October 18, 2021**
> **File No. 333-260307**

Dear Mr. Laikin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Please provide an opinion of counsel regarding the tax consequences of the transaction. Please refer to Staff Legal Bulletin 19.

2. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

3. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

6. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Cover Page

7. Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing as part of the business combination. In addition, please quantify the value of the shares to be issued in the business combination.

8. Please prominently disclose what the exchange ratio is and how it will be calculated under the terms of the business combination agreement.

Questions and Answers About the Business Combination, page 7

9. Please add a question and answer that addresses both the positive and negative factors that the boards considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

10. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

11. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Q. What interests do the Novus current officers and directors have in the Business Combination?, page 15

12.   Please expand your disclosure regarding the indirect ownership interest in the target company held by your executives and directors. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Subscription Agreements, page 29

13.   We note that Energy Vault entered into a Software Agreement with Palantir. Please file the agreement as an exhibit to the registration statement.

Comparative Share Information, page 38

14.   Refer to the Novus historical column. Please expand the six months ended June 30, 2021 and year ended December 31, 2020 sections to disclose the two class earnings per share data for both your Class A common stock subject to possible redemption and the non-redeemable common stock as shown in your historical financial statements. This comment is also applicable to your unaudited pro forma statements of operations on pages 86 and 87 to disclose the historical earning per share data for Novus, as we note the loss per share data was not included.

15.   Refer to the column, Combined Pro Forma, assuming maximum redemptions. Please clarify for the year ended December 31, 2020, the weighted average shares outstanding is 128,531,938 shares as shown on page 87. In addition, in your bulleted paragraph discussion of Assuming Maximum Redemptions herein and in the Summary Pro Forma Financial Information on page 36 and the more detailed unaudited pro forma financial information on page 84, please disclose that 2,177,460 shares are assumed to have been forfeited by the Founders. Also, disclose how the 2,177,460 shares were determined, as we note the filing discloses various amounts of shares subject to forfeiture, however, it is unclear which shares aggregate to this total number.

16.   Please provide us with your computations of the historical book value per share for Energy Vault and Novus as of June 30, 2021, and clarify the description in subnote (2) regarding excluding preferred shares/shares outstanding. Also, disclose that the preferred shares pertain to Energy Vault, and clarify whether or not any outstanding preferred shares are assumed to have been converted into common shares in this calculation. Further, it appears the historical book value per share for both Energy Vault and Novus have been based on the weighted average shares of common stock, rather than the actual number of common shares outstanding at the balance sheet date. Please revise or advise.

17.   Refer to the columns of Energy Vault equivalent per share pro forma. Please remove disclosure of the 108,963,033 weighted average shares for the six months ended June 30, 2021 and the year ended December 31, 2020. Instead, that space should be left blank, with only the equivalent net loss per share amounts disclosed.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

18.   Refer to the second paragraph under Introduction on page 82. Please clarify that the IPO Unit offering consisted of one share of Novus Common Stock and one-third of one redeemable Novus Warrant. Your current disclosure provides the opposite of this Unit composition. Further, please clarify the disclosure on page F-77 of the June 30, 2021 interim financial statements of Novus to state that one-third, rather than one-half, of one redeemable warrant was issued. Please ensure consistency of all disclosures and amounts throughout the filing.

19.   Refer to the table on page 84 and the two redemption scenarios. With respect to the Founder/Sponsor Shares, along with subnote (4), please provide a reconciliation of the June 30, 2021 total Founder Shares of 7,187,500 Class B common stock with the 4,851,562 shares shown in the Assuming No Redemptions column, and as further reduced by the forfeiture of 2,177,460 of such shares, equating to the 2,674,102 shares shown in the Assuming Maximum Redemptions column. In this regard, also explain how the exclusion of 1,617,188 shares with transfer restrictions would impact the total Founder shares assuming the no and maximum redemption scenarios. Also please disclose the reasons why forfeiture of the 2,177,460 Founder Shares will occur upon the maximum redemption scenario. We note your disclosure in pro forma adjustment 3(N) on page 90.

20.   Expand subnote (3) to the table on page 84 to clarify that both 5,166,666 Private Warrants and 9,583,333 Public Warrants have been excluded.

21.   Refer to page 89 and the third paragraph under Note 3. Please delete the first sentence as this was the former criteria under Article 11 of Regulation S-X, prior to being amended by SEC Release No. 33-10786. Also, refer to pro forma adjustment 3(J) explanation on page 90. Please tell us in detail and expand to describe how you arrived at the 18,890,169 shares of common stock to be issued to the Energy Vault stockholders, considering disclosure elsewhere that total is estimated to be 108,963,033 shares. To the extent you have netted the share equity of Energy Vault and Novus, please provide us with the gross computation.

22.   Refer to pro forma adjustment 3(CC) explanation on page 91. Please explain to us the meaning of this adjustment and the nature of the liability-classified warrant instruments, as we assume it pertains to a reduction of expenses to the historical financial statements of

      Energy Vault. Please note that pursuant to Rule 11-02(a)(11)(i) of Regulation S-X, expenses which will not recur in the income statement should be disclosed in the pro forma notes, rather than treated as reduction to the financial statements. Please advise or revise as necessary.

23.   Refer to Note 4 on page 91. Please expand subnote (1) to the table to disclose the number of dilutive securities that have been excluded from the calculation as they are deemed anti-dilutive. In this regard, please disclose in a tabular format, the number of options, public and private warrants, restricted stock units, along with the 9,000,000 Earn Out Shares that are contingently issuable that have also been excluded from the loss per share calculation.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing